AB*
3/10

09059052

SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bley Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 S. Hulen Street, Suite 519
(No. and Street)

Fort Worth	Texas	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Bley — 817-732-2442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The M. L. Walton Group, LLC
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300	Fort Worth	Texas	76109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KG 3/11

OATH OR AFFIRMATION

I, Laura Bley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bley Investment Group, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Agustina Lopez
My Commission Expires
04/25/2012

NOTARY PUBLIC STATE OF TEXAS

Laura Bley
Signature

President
Title

Agustina Lopez 2/26/09
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bley Investment Group, Inc.

STATEMENT OF FINANCIAL CONDITION
AND INDEPRNDENT AUDITOR'S REPORT

DECEMBER 31, 2008

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bley Investment Group, Inc.
Fort Worth, Texas

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Bley Investment Group, Inc. (the Company) as of December 31, 2008, and the related statements of income (loss) and other comprehensive income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, reconciliation of the Company's computation of allowable net capital, exemptive provisions under rule 15c3-3, and statement of changes in liabilities subordinated to claims of general creditors are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

THE WALTON GROUP, LLC
February 20, 2009

Bley Investment Group, Inc.
Statement of Financial Condition for Noncarrying, Nonclearing and Certain Other Brokers or Dealers
December 31, 2008

Assets	
Current assets:	
Cash	$ 353,953
Clearing account	100,000
Accounts receivable from broker dealers	79,015
Investments (Note 2)	33,030
Prepaid and other assets	27,152
Total current assets	593,150
Property, plant and equipment-net of accumulated depreciation (Note 3)	6,788
Total assets	$ 599,938
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable	$ 331
Accrued expenses	5,500
Income taxes payable (Note 4)	87,266
Deferred tax liability-current (Notes 2 and 4)	12,593
Total current liabilities	105,690
Deferred tax liability (Note 4)	1,018
Total liabilities	106,708
Commitments and contingencies (Note 7)	-
Stockholder's equity:	
Common stock $.001 par value, 1,000,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	134,631
Accumulated other comprehensive income:	
Unrealized gain on marketable securities, net of tax (Note 2)	9,860
Retained earnings	347,739
Total stockholder's equity	493,230
Total liabilities and stockholder's equity	$ 599,938

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2008

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated to conduct business as a dealer with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made. Security transactions (and related commission revenue and expense) are recorded on a trade-date basis.

The Company conducts its business primarily with customers throughout the United States.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires the maintenance of a certain ratio of aggregate indebtedness to net capital, both as defined.

(c) Income Taxes

The Company provides for Federal income taxes currently payable and deferred income taxes resulting from temporary differences in the carrying value of assets and liabilities for financial reporting and Federal income tax reporting.

If it is anticipated that any portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

(d) Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables. Accounts receivable includes commissions deposited in accounts held by the Company's clearing firms, but not yet transferred to the Company's bank accounts.

(e) Cash Flows

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

(Continued)

(1) Organization and Summary of Significant Accounting Policies (Continued)

(f) Common Stock

The Company is authorized to issue 1,000,000 common shares of $.001 par value stock of which 1,000,000 shares are issued and outstanding.

(g) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(h) Investments in Securities

The Company's investments in securities are classified as available-for-sale securities. The unrealized gains and losses, net of related deferred income taxes, are reported as a separate component of stockholder's equity.

(i) Concentrations of Credit Risk

Concentrations of credit risk consists of cash, accounts receivable and investments. The Company places its cash with quality financial institutions and, by policy, attempts to limit the amount of exposure to any one financial institution. At times throughout the year ended December 31, 2008 cash balances exceeded the related FDIC coverage. The Company has not experienced losses in the past relating to such balances. Accounts receivable relate to commissions earned primarily from the sale of investment products and mutual funds. Historically, the Company has not experienced problems in collecting commissions due from these entities. The Company's risk in investments is limited to the cost of the investment.

(2) Investments in Securities

Investments in securities at December 31, 2008 consisted of the following:

	Cost	Carrying Value
The NASDAQ Stock Market, Inc.	$ 13,000	$ 24,710
Miscellaneous securities	8,430	8,320
	$ 21,430	$ 33,030

(Continued)

(2) Investments in Securities (Continued)

Marketable securities are classified as available-for-sale, and are carried at market value. Unrealized appreciation relating to the investments as of December 31, 2008 is shown as a separate component of stockholder's equity in the accompanying financial statements, net of the effect of deferred income taxes.

The change in unrealized appreciation for the year ended December 31, 2008 is as follows:

Unrealized appreciation at January 1, 2008	$ 51,161
Unrealized devaluation during 2008	(39,561)
Unrealized appreciation at December 31, 2008	$ 11,600

The $11,600 in unrealized appreciation at December 31, 2008 is recorded in the accompanying financial statements in the following captions:

Deferred income tax liability	$ 1,740
Stockholder's equity:	
Accumulated other comprehensive income	9,860
	$ 11,600

(3) Property, Plant and Equipment

Property, plant and equipment is composed of the following:

Furniture and fixtures	$ 12,091
Office equipment	27,649
	39,740
Less: accumulated depreciation	(32,952)
	$ 6,788

Depreciation is provided on the straight-line method over the estimated useful lives of the related assets – generally 7 years for furniture and equipment, and 5 years for office equipment. Depreciation recorded in the accompanying financial statements was $3,195 for the year ended December 31, 2008, and was included in other expenses in the accompanying financial statements. Major improvements significantly extending the useful lives of the assets are capitalized, while expenditures which do not improve or extend the useful lives of the respective assets are expensed currently.

(Continued)

(4) **Income Taxes**

The Company files a consolidated tax return with its sole stockholder, Bley Investment Group Holdings, Inc. Amounts reflected in the accompanying financial statements are the Company's portion of related tax accounts.

The provision for income taxes in the accompanying financial statements is as follows:

Federal	
Deferred benefit	$ (31,428)
Current expense	87,095
State expense	5,000
Net tax expense	$ 60,667

The current year expense was reduced by approximately $2,700 for research and development credits the Company claimed as a result of approximately $45,000 in qualified research expenditures relating to the development of software applications for enhanced trading platforms.

The Company's actual Federal income tax expense for the year ended December 31, 2008 differs from the amount determined using the related statutory tax rates due primarily to the timing of revenue recognition for financial statement purposes versus income tax purposes.

The Company's deferred tax liability is primarily the result of appreciated marketable securities, accounts receivable and temporary differences in the book and tax basis of property, plant and equipment. The deferred tax accounts as of December 31, 2008 are as follows:

Current liability:	
Unrealized gain on marketable securities	$ 1,740
Accounts receivable	11,728
Other	(875)
	$ 12,593
Long term liability – property, plant and equipment	$ 1,018

(5) **Possession or Control Requirements**

The Company, by policy, does not maintain possession or control of customer funds or securities.

(6) **Subordinated Liabilities**

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2008.

(Continued)

(7) Commitments and Contingencies

The Company leases office space under a long-term non-cancellable operating lease. Future scheduled minimum lease payments subsequent to December 31, 2008 are as follows:

2009	$ 28,628
2010	11,930
	$ 40,558

Rent expense incurred under operating leases totaled approximately $30,000 for the year ended December 31, 2008, and was included as a component of other expenses in the accompanying financial statements.

(8) Retirement Plan

The Company has established a Savings Incentive Match Plan for Employees of Small Employers (the Plan). As required by the Internal Revenue Code, the Plan covers all employees who are reasonably expected to receive allowable compensation amounts in a calendar year. The Company contributes a matching contribution up to 3% of the employee's compensation for the year, not to exceed the employee's contribution to the Plan. For the year ended December 31, 2008, the Company contributed approximately $6,800 to the Plan.

(9) Related Party Transactions

During the year ended December 31, 2008, the Company paid consulting fees to its sole stockholder, Bley Investment Group Holding, Inc. of $27,000. This expense is reflected as a component of other expenses in the accompanying financial statements.

During the year ended December 31, 2008, the Company reimbursed approximately $10,000 of travel expenses to corporate officers.